Exhibit 99.1

FIRST AMENDMENT TO SUBSCRIPTION AGREEMENT

This FIRST AMENDMENT TO SUBSCRIPTION AGREEMENT (this “Amendment”) dated as of April 23, 2024 is entered into by and among Selina Hospitality PLC (“Issuer”) and Osprey International Limited (“Investor”).

W I T N E S E T H:

WHEREAS, Issuer and Investor entered into that certain Subscription Agreement, dated January 25, 2024 (the “Original Subscription Agreement,” and as amended hereby, the “Subscription Agreement”); and

WHEREAS, Issuer and Investor desire to amend the Original Subscription Agreement, in accordance with Section 9.e. thereof, as set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1 Defined Terms. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given such terms in the Original Subscription Agreement.

SECTION 2 Amendments to Monthly Subscribed Shares and Monthly Subscription Amount. Annex A attached the Original Subscription Agreement is hereby deleted in its entirety and is replaced with Annex A attached to this Amendment. The parties confirm that, as of the date of this Amendment, the Investor has made the first two payments of the Monthly Subscription Amount (totaling $2,000,000), and the Issuer has (i) issued to the Investor the first two tranches of the Monthly Subscribed Shares (totaling 10,000,000 Ordinary Share) and (ii) paid all amounts towards the investment of its affiliate in FutureLearn Limited (totaling $4,000,000).

SECTION 3 Certain Amendments Use of Issuer Net Amount. The first sentence of Section 7.i. of the Original Subscription Agreement is hereby deleted in its entirety and is replaced with the following new sentence:

“The Issuer shall apply the Issuer Net Amount to (i) sales, marketing and commercial costs of approximately $500,000 from each payment of the Monthly Subscription Amount, (ii) property level capital expenditures of approximately $400,000 from each payment of the Monthly Subscription Amount, and (iii) general corporate purposes and/or working capital of approximately $600,000 from each payment of the Monthly Subscription Amount, in each case unless the Investor agrees otherwise.”

SECTION 4 Miscellaneous. The provisions of Article 9 of the Original Subscription Agreement are hereby incorporated into this Amendment, mutatis mutandis. Each reference in the Subscription Agreement (or in any and all instruments or documents provided for in the Subscription Agreement or delivered or to be delivered thereunder or in connection therewith) to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall, except where the context otherwise requires, be deemed a reference to the Original Subscription Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Subscription Agreement, and a reference to the Subscription Agreement in any of such instruments or documents will be deemed to be a reference to the Original Subscription Agreement as amended hereby. Except as expressly provided in this Amendment, all provisions of the Original Subscription Agreement remain in full force and effect and are not modified by this Amendment, and the parties hereto hereby ratify and confirm each and every provision thereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

SELINA HOSPITALITY PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	CEO

OSPREY INTERNATIONAL LIMITED

By:	/s/ Valery Kisilevsky
Name:	Valery Kisilevsky
Title:	Director

ANNEX A

PAYMENT SCHEDULE

Initial Subscription

Investor amount payable to the Issuer (US$) (Gross)	Initial Subscribed Shares	FutureLearn Amount (US$)
4,000,000	20,000,000	3,333,333.33

Monthly Subscription

Month	Investor amount payable to the Issuer (US$) (Gross)	Monthly Subscribed Shares	FutureLearn Amount (US$)
1	1,000,000	5,000,000	333,333.33
2	1,000,000	5,000,000	333,333.33
3	1,500,000	7,500,000	N/A
4	1,500,000	7,500,000	N/A
5	1,500,000	7,500,000	N/A
6	1,500,000	7,500,000	N/A

	Investor amount payable to the Issuer (US$) (Gross)	Subscribed Shares	FutureLearn Amount (US$)
TOTAL:	12,000,000	60,000,000	4,000,000